UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

(65) 8304 8372

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Explanatory Note

On March 24, 2025, High-Trend International Group (the “Company” or the “Registrant”) closed a transaction pursuant to a Warrant Purchase Agreement where the Company purchased 3,345,698 warrants (the “Purchased Warrants”), representing the right to purchase 3,345,698 class A ordinary shares (the “Class A Ordinary Shares”) of the Company, from the Company’s shareholder High-Trend Holdings USA LLC (the “Shareholder”). As the consideration for the Purchased Warrants, the Company issued 2,500,000 Class B ordinary shares of the Company to the Shareholder and amended certain terms of the remaining 18,439,483 warrants held by the Shareholder with respect to (1) the adjustment of the number and purchase price of Class A Ordinary Shares issuable upon the exercise of the warrants in the case of a share combination and (2) cashless exercise. This transaction was unanimously approved by the board of director of the Company.

The form of the Warrant Purchase Agreement is attached hereto as exhibit 10.1 and incorporated herein by reference.

Exhibit Index

Exhibit
10.1	Form of Warrant Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025	HIGH-TREND INTERNATIONAL GROUP

/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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